              IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

------------------------------------------x
CHARLES MILLER, individually and on       :
behalf of all others similarly situated,  :
                                          :
                    Plaintiff,                    C.A. No. 16785-NC
                                          :                --------
       - v. -                             :
                                          :
A.  FREDERICK GERSTELL, ARTHUR BROWN,     :
DENIS R. BROWN, RAYBURN S. DEZEMBER,      :
HARRY M. CONGER, EDWARD A. LANDRY,        :
THOMAS M. LINDEN, RICHARD A. GRANT, JR.,  :
GEORGIA R. NELSON, STUART T. PEELER,      :
JOHN C. ARGUE, THOMAS L. LEE, CALMAT      :
CO., AND VULCAN MATERIALS CO.,            :
                                          :
                    Defendants.           :
                                          :
------------------------------------------x

                             CLASS ACTION COMPLAINT

            Plaintiff alleges on information and belief, except as to paragraph 2 which is alleged on knowledge, as follows:

            1. Plaintiff brings this action as a class action on behalf of himself and all other stockholders of CalMat Co. ("CalMat" or the "Company") who are similarly situated, against: (i) the Company and the individual defendants, each of whom is a director of the Company, for breaches of their fiduciary duties in connection with an agreement entered into by CalMat and Vulcan Materials Co. ("Vulcan") on or about November 16, 1998, pursuant to which CalMat stockholders will receive $3l per share in cash for each CalMat share they own (the "Vulcan Agreement") and (ii) against Vulcan for aiding and abetting such breaches.
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                                   THE PARTIES

            2. Plaintiff Charles Miller owns and has owned CalMat common stock at all relevant times.

            3. Defendant CalMat is a Delaware corporation with principal executive offices located at 3200 San Fernando Road in Los Angeles, California CalMat manufactures, produces, distributes and sells construction materials including aggregates, hot mix asphalt, and ready mixed concrete. The Company also owns, leases and manages industrial office buildings and undeveloped real property, and also sells real property. Its operations are conducted in California, Arizona and New Mexico. As of March 23, 1998, CalMat had approximately 23.8 million shares of common stock outstanding and actively traded on the New York Stock Exchange.

            4. Defendant A. Frederick Gerstell ("Gerstell") is and has been at all relevant times the Chairman and Chief Executive Officer of CalMat.

            5. Defendants Arthur Brown, Denis R. Brown, Rayburn S. Dezember, Harry M. Conger, Edward A. Landry, Thomas M. Linden, Richard A. Grant, Jr., Georgia R. Nelson, Stuart T. Peeler, John C. Argue, and Thomas L. Lee are and have been at all relevant times directors of CalMat.

            6. As directors of the Company, the individual defendants referred to in P.P. 4 and 5 (collectively referred to


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hereinafter as the "Individual Defendants"), are in a fiduciary relationship with plaintiff and the public stockholders of CalMat and owe plaintiff and the other CalMat public stockholders the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

            7. Defendant Vulcan is a New Jersey corporation with its principal executive offices located at One Metroplex Drive in Birmingham, Alabama. Vulcan produces industrial materials and supplies construction aggregates and chemicals, including chloralkali and other industrial chemicals. Vulcan also serves the chemical, paper, and water treatment industries.

                            CLASS ACTION ALLEGATIONS

            8. Plaintiff brings this action behalf of himself and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all public stockholders of CalMat, and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

            9. This action is properly maintainable as a class action.

                  (a) The Class is so numerous that joinder of all members is impracticable. As of March 23, 1998, there were


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approximately 23.8 million shares of CalMat common stock outstanding, held by over 1000 stockholders of record. CalMat's shares are actively traded on the New York Stock Exchange. Members of the Class are scattered throughout the United States;

                  (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member;

                  (c) Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole;

                  (d) A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted and no unusual difficulties are likely to be encountered in the management of this class action. The likelihood of individual Class members prosecuting separate claims is remote;

                  (e) Plaintiff is committed to the prosecution of this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.


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

            10. Plaintiff does not anticipate any difficulty in the management of this litigation as a class action.

                               FACTUAL BACKGROUND

            11. As stated above, CalMat's operations are conducted in California, Arizona and New Mexico. After being adversely affected by adverse conditions in the construction industry in California for several quarters and by unusually wet weather in California in the first quarter of l998, CalMat's operating performance began to show signs of improvement during the second quarter of this year.

            12. On July 28, l998 CalMat announced its financial results for its second quarter ended June 30, 1998 which reflected a significant improvement over the Company's results for the second quarter of 1997, with net income increasing to $6.2 million, or $.26 per share from $5.5 million or $.23 per share in the quarter ended June 30, l997.

            13. CalMat's financial performance has continued to improve dramatically, as reflected in the Company's recently reported third quarter financial results. On October 15, 1998, CalMat announced that its net income had increased more than 72% over the prior year's third quarter net income, to $16 million, or $.67 per share from $9.3 million, or $.39 per share.

            14. Commenting on the dramatic improvement in the Company's financial performance, defendant Gerstell stated:


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To put our third quarter operating results in perspective, we earned more from operations this quarter than in all of 1997. The benefits of the initiatives to improve the performance and efficiency of our operations are now becoming evident as operating income almost doubled in the third quarter. Revenue increased 17% with strong volume and pricing improvements, and operating margins increased from 17% to 22%. In addition, our program to sell excess real estate has made excellent progress with almost $90 million currently under contract and scheduled to close during the next several months.

            15. Gerstell further assured investors in the October 15 announcement that greater prosperity lay ahead stating that:

            We believe that the strong demand for our products, particularly due to the recovery in Southern California's construction market, combined with increasing benefits from our profit improvement program, bodes well for continuing strong performance for CalMat for the remainder of 1998 as well as 1999 and hereafter.

            16. After languishing in the mid-teens, CalMat's stock price has more than doubled since late September, driven by its improving financial performance and Gerstell's assurances that the Company's results will continue to improve, and reached a high of $27 3/16 on November 13.

            17. On November 16, 1998 CalMat announced that its board of directors and the board of Vulcan had approved an agreement (the "Vulcan Agreement") pursuant to which defendant Vulcan had agreed to buy the Company for $890 million in cash and assumed debt. Under the terms of the Vulcan Agreement, CalMat


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

stockholders will reportedly receive $31 in cash for each CalMat share in a tender offer scheduled to commence this week and end on January 1, 1999 ("Tender Offer").

            18. Although the $31 Tender Offer price represents a modest premium to CalMat's closing price of $27 3/16 on Friday, November 13, the last trading day before the Vulcan Acquisition was announced, the benefits of CalMat's recent dramatic turnaround which is not yet fully reflected in the price of its shares and thus does not provide CalMat shareholders with adequate compensation for their shares.

            19. The Vulcan Agreement is not the result of an auction process or active market check. The Individual Defendants failed to make an informed decision, or obtain a market check of the Company's value prior to entering into the Vulcan Agreement and the Individual Defendants thus failed to adequately inform themselves of CalMat's highest transactional value.

            20. The Individual Defendants' approval of the terms of the Vulcan Agreement, its timing, the failure to auction the Company and invite other bidders and failure to provide a market check constitutes a violation of their fiduciary duties owed to the public stockholders of CalMat.


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

            21. The actions taken by the defendants are in gross disregard of the duties each of them owes to plaintiff and the other members of the Class.

            22. Defendants' fiduciary obligations require them to undertake an appropriate evaluation of any bona fide offers, and take appropriate steps to solicit all potential bids for the Company or its assets or consider strategic alternatives.

            23. Defendants have unique knowledge of CalMat and have access to information concerning CalMat that has been denied or is unavailable to the Class.

            24. Plaintiff and other Class members are immediately threatened by the acts and transactions complained of herein which have caused and will cause irreparable injury to them.

            25. Moreover, Vulcan, without whom the transaction could not take place, with the knowledge of the Individual Defendants' above-described breaches of fiduciary duty, has aided and abetted and rendered substantial assistance to the Individual Defendants and stands to profit handsomely from the acquisition.

            26. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class to the irreparable harm of the Class, as aforesaid.

            27. Plaintiff and the other members of the Class have no adequate remedy at law.


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            WHEREFORE, plaintiff demands judgment as follows:

                  (a) declaring this to be proper class action; ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to undertake an appropriate and independent evaluation of alternatives designed to maximize value for CalMat's public stockholders.

                  (b) enjoining consummation of the Vulcan Agreement and Tender Offer and ordering defendants, jointly and severally, to account to plaintiff and the other members of the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein;

                  (c) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorney's fees and experts' fees; and


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                  (d) granting such other and further relief as this Court may deem to be just and proper.

Dated:   November 17, 1998

                                        CHIMICLES & TIKELLIS LLP


                                        /s/ Pamela S. Tikellis
                                        ----------------------------
                                        Pamela S. Tikellis
                                        Robert J. Kriner, Jr.
                                        One Rodney Square
                                        P.O. Box 1035
                                        Wilmington, DE 19899
                                        (302) 656-2500

                                        Attorneys for Plaintiff
OF COUNSEL:

GOODKIND LABATON RUDOFF
  & SUCHAROW LLP
100 Park Avenue, 12th Floor
New York, NY 10017
(212) 907-0700


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